UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015 (Report no. 1)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

98 Yigal Alon Street, 36th floor,
Tel Aviv, 6789141 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders of Tikcro Technologies Ltd. (the "Company") held on March 25, 2015, the shareholders approved the proposal on the agenda, specifically, to approve compensation of the Company's chief executive officer. The Company's Compensation Committee and Board of Directors met to consider the arguments raised at the general meeting by certain shareholders against the proposed compensation package. Following a discussion of such arguments as well as reasons in favor of the proposed compensation package (as summarized in the Company's proxy statement dated February 18, 2015), the Compensation Committee and the Board of Directors resolved to ratify the compensation as proposed in said proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Aviv Boim
Date: April 6, 2015		Chief Executive Officer